JAMES STAFFORD

James Stafford, Inc.*
JBS/cdd/ripple007	Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
PRIVATE AND CONFIDENTIAL	* Incorporated professional, James Stafford, Inc.

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

and

TSX Venture Exchange
Vancouver Office
PO Box 11633
Suite 2700 – 650 West Georgia Street
Vancouver, BC V6B 4N9

21 September 2007

Subject:             Ripple Lake Diamonds Inc. – Notice of Change of Auditor

Dear Sirs:

As required by Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) dated 21 September 2007 for the above Company and, based on our knowledge of such information at this time, we agree with the information contained in such notice.

We understand that the Notice, along with this letter and a similar letter from Amisano Hanson, the resigning auditors, will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next annual general meeting of the shareholders.

Yours truly,
JAMES STAFFORD

“Bradley Stafford”

Per:

J. Bradley Stafford
Chartered Accountant